Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

OF

MOODY’S CORPORATION

Moody’s Corporation, a Delaware corporation (the “Corporation”), hereby certifies that:

1. Article Eighth of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

EIGHTH: Any action required or permitted to be taken by the holders of the Common Stock of the corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock or Series Common Stock, special meetings of stockholders of the corporation (1) may be called at any time at the direction of the Chief Executive Officer of the corporation, the Chairman of the Board of Directors or the Board of Directors pursuant to a resolution approved by the Board of Directors; and (2) shall be called by the Chief Executive Officer or the Secretary of the corporation upon the written request or requests of one or more stockholders that: (i) Own, or who are acting on behalf of persons who Own, shares representing 25% or more of the voting power of the shares of the corporation entitled to vote on the matter or matters to be brought before the proposed special meeting as of the record date fixed in accordance with the By-Laws (as amended from time to time) to determine who may deliver a written request to call the special meeting, (ii) provide the information regarding such stockholder(s) (and the persons for whom the stockholders are acting, as applicable) and the proposed special meeting and comply with such procedures as shall be set forth in the By-Laws from time to time, (iii) continue to Own, or are acting on behalf of persons who continue to Own, shares representing 25% or more of the voting power of the shares of the corporation entitled to vote on the matter or matters to be brought before the proposed special meeting through the date of the proposed special meeting of stockholders, and (iv) satisfy such additional terms, conditions and limitations as may be set forth in the By-Laws from time to time. Except as provided for in the preceding sentence of this Article Eighth or in the terms of any series of Preferred Stock or Series Common Stock, special meetings of the stockholders of the corporation may not be called by any other person or persons. For purposes of this Article Eighth, a person shall be deemed to “Own” only the outstanding shares of the corporation that are entitled to vote as to which the person possesses both (i) the full voting and investment rights pertaining to the shares, and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares, which terms may be further defined in the By-Laws from time to time. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting (or, in the case of nominations for directors to be elected at a special meeting, if such nominations are brought in accordance with the procedures set forth in the By-Laws from time to time).

2. The foregoing amendments were duly adopted by the Corporation’s Board of Directors and by the Corporation’s stockholders in accordance with the provisions of Section 242 of the Delaware General Corporation Law.

[Signature Page Follows]

In witness whereof, the Corporation has caused this certificate to be signed by its duly authorized officer on the date set forth below.

MOODY’S CORPORATION

By:	/s/ Richard Steele
	Name:	Richard Steele
	Title:	Senior Vice President and
General Counsel

Date:	April 17, 2024